Exhibit 99.1

Regentis to Commence European Surgeon Training for
GelrinC in Knee Cartilage Repair as Commercial Launch
Preparations Accelerate

GelrinC®, positioned as the first off-the-shelf cell-free hydrogel implant for knee cartilage repair, is approved for sale in the European Union

Regentis is growing its network of European Centers of Excellence designed to support surgeon education, clinical guidance, and knowledge sharing around cartilage repair and the use of GelrinC

GelrinC’s 10-minute procedure offers a safe and effective alternative to traditional microfracture and complex cell-based therapies addressing a $3 billion U.S. market

HERZLIYA, Israel, June 8, 2026 - Regentis Biomaterials Ltd. (“Regentis” or the “Company”) (NYSE American:RGNT), a regenerative medicine company focused on innovative tissue repair solutions, announced today that in the third quarter of 2026, the Company plans to commence its European surgeon training activities, as it advances preparations for the commercial rollout of GelrinC® in Europe, where it has CE Mark approval.

The hands-on training program is designed to train orthopedic surgeons in the use of GelrinC, providing practical experience with the implantation procedure and supporting physician readiness ahead of market launch. The first training activities are expected to take place in Milan, Italy, at Humanitas Research Hospital, one of Europe’s leading academic medical centers in orthopedics and sports medicine. Additional sessions are planned in other European markets.

GelrinC is a cell-free implant for the treatment of knee cartilage lesions. The procedure utilizes a ready-to-use implant and a straightforward single-step implantation process, which takes approximately 10 minutes, and fits into the surgeon’s workflow.

“The initiation of surgeon training activities represents an important commercial milestone for Regentis in Europe,” said Dr. Ehud Geller, Chief Executive Officer of Regentis. “With commercialization activities now underway, physician training is a critical next step. Building surgeon experience and confidence with GelrinC will support market adoption and help bring this technology to patients throughout Europe.”

As part of its European strategy, Regentis is establishing a network of European Centers of Excellence designed to support surgeon education, clinical guidance, and knowledge sharing around cartilage repair and the use of GelrinC. These centers are intended to serve as leading clinical hubs where experienced orthopedic surgeons will help train and support other physicians across Europe as the technology is introduced into clinical practice.

Regentis is targeting an estimated $3 billion U.S. market of 470,000 annual knee cartilage repair cases, where no approved off-the-shelf regenerative solution currently exists. Clinical data have shown approximately 100% greater pain improvement versus standard of care microfracture, alongside MRI-confirmed regeneration of near-native cartilage and durable multi-year outcomes.

About GelrinC®

Regentis’ lead product, GelrinC®, is a cell-free, off-the-shelf hydrogel implant having synchronized erosion and resorption for the treatment of painful and debilitating injuries to focal articular knee cartilage. As an innovative regenerative medical product, GelrinC® offers an unprecedented solution that gives surgeons and payers an off-the-shelf, ready to use, simple to perform, reliable, and cost-effective procedure that provides patients with a single, 10-minute procedure, faster recovery, sustained pain relief, and functional improvement for more than 5 years, based on clinical study results to date. No effective off-the-shelf, ready to use treatment for focal knee cartilage defects is currently available on the market. GelrinC® has CE Mark approval in the European Union and is now being evaluated in a pivotal U.S. Food and Drug Administration (FDA) study, which has completed over 50% enrollment.

About Regentis Biomaterials

Regentis Biomaterials Ltd is a regenerative medicine company dedicated to developing innovative tissue repair solutions that restore health and enhance quality of life. With an initial focus on orthopedic treatments, Regentis’ Gelrin platform technology, based on synchronized, degradable hydrogel implants, regenerates damaged or diseased tissue including inflamed cartilage and bone. Regentis’ lead product GelrinC®, is a cell-free, off-the-shelf hydrogel that is eroded and resorbed in the knee, allowing the surrounding cells to regenerate the cartilage in a controlled and synchronous process. GelrinC® aims to address a market of approximately 470,000 cases for cartilage knee repair annually in the U.S. where no off-the-shelf treatment is available.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include beliefs regarding Regentis’ plans to commence European surgeon activities and the timing thereof. Forward-looking statements are based on Regentis’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: the ability of our clinical trials to demonstrate safety and efficacy of GelrinC or any future product candidate, and other positive results; the timing and focus of our preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for of GelrinC or any future product candidate, including our estimates of the number of patients who suffer from the diseases we are targeting; our ability to accurately identify demand for product candidates; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates; our ability to obtain FDA approval for of GelrinC or any future product candidate and obtain and maintain regulatory approval; our ability to obtain market acceptance of GelrinC or any future product candidate from the medical community and third-party payors; our plans relating to the further development of GelrinC or any future product candidate, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other jurisdictions; our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance and our ability to repay our loans and debts; and our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations. For a more detailed description of the risks and uncertainties affecting Regentis, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 24, 2026 and other public reports filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Regentis undertakes no duty to update such information except as required under applicable law.

Contact:

acarlquist@medicavp.com